EXHIBIT 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (1)

		Year Ended December 31
Dollars in millions	Three Months Ended March 31, 2017	2016	2015	2014	2013	2012
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$1,225	$4,642	$4,860	$4,993	$5,148	$3,594
Add:
Distributed income of equity investees	88	324	310	275	242	216
Fixed charges excluding interest on deposits	277	978	796	734	664	853
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	18	84	93	96	112	137
Interest capitalized			1	1

Earnings excluding interest on deposits	1,572	5,860	5,872	5,905	5,942	4,526
Interest on deposits	120	430	403	325	344	386

Total earnings	$1,692	$6,290	$6,275	6,230	6,286	4,912

Fixed charges
Interest on borrowed funds	$240	$830	$640	$581	$516	$696
Interest component of rentals	37	147	153	152	148	145
Amortization of notes and debentures		1	2			12
Interest capitalized			1	1

Fixed charges excluding interest on deposits	277	978	796	734	664	853
Interest on deposits	120	430	403	325	344	386

Total fixed charges	$397	$1,408	$1,199	$1,059	$1,008	$1,239

Ratio of earnings to fixed charges
Excluding interest on deposits	5.68x	5.99x	7.38x	8.04x	8.95x	5.31x
Including interest on deposits	4.26	4.47	5.23	5.88	6.24	3.96

(1)	As defined in Item 503(d) of Regulation S-K.